FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of August 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]       Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]          No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPHS 1 THRU 5 AND 7 THRU 8 OF THE REGISTRANT'S PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (No. 333-117529) FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference is the following Registrant's press release:

B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the Second Quarter of 2004; Dated August 23, 2004.





Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                B.O.S. Better On-Line Solutions, Ltd.
                                (Registrant)


                                By: /S/ Adiv Baruch
                                -------------------
                                Adiv Baruch
                                President and CEO

Dated: August 23, 2004

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2004

TERADYON, ISRAEL - August 23, 2004 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC, TASE:BOS) announced today its financial results for the quarter ended June 30, 2004.

FINANCIAL RESULTS OF CONTINUING SEGMENTS

     1. Revenues for the second quarter ended June 30, 2004 were $1.4 million, compared to $1.2 million for the quarter ended March 31, 2004 and $1.5 million for the quarter ended June 30, 2003. The net loss in the second quarter of 2004 was narrowed to $387,000 (or -$0.10 per share), compared to net loss of $437,000 or (-$0.10 per share) in the first quarter of 2004 and $969,000 or (-$0.25 per share) in the second quarter of 2003.

     2. Second quarter gross profit decreased to 49% of revenues, compared to 69% in the second quarter of 2003. The decrease mainly reflects lower revenues from more profitable products as well as from a change in the Company's product mix.

     3. The operating expenses for the second quarter narrowed to $1 million, compared to $2 million for the second quarter of 2003. The decrease mainly reflects the results of reorganization made during the second half of the year 2003.

     4. Revenues for the six months ended June 30, 2004, were $2.6 million, compared to $2.9 million for the six months ended June 30, 2003. The net loss for the six months ended June 30, 2004 was $824,000 or (-$0.20 per share), compared to a net loss of $1.9 million or (-$0.55 per share) for the six months ended June 30, 2003.

     5. As of June 30, 2004, the Company's balance sheet shows liquid financial resources (cash and equivalents, deposits and marketable securities) of $8 million and a convertible liability note (long and short term) of $1.9 million.


     6.   Adiv Baruch, B.O.S.' CEO stated:

          "We are continuing to work according to our planned budget and we are in line with our expectations. During the quarter the revenues increased by 17.4% and the net loss decreased by 11.4%, compared to the first quarter of 2004, reflecting the strengthening of our communication VOIP product line. Also, we have finalized our $2 Million financing transaction from Laurus Master Fund Ltd., enabling us to move forward with our mergers and acquisitions and expansion plans."

     FINANCIAL RESULTS OF DISCONTINUED SEGMENT

     7. The Company discloses the financial information related to its US subsidiary, Pacific Information Systems, Inc. ("Pacinfo") in accordance with accounting standards for "discontinued operations".

     8. There was no significant operation in the discontinued segment in the six months ended June 30, 2004.

ABOUT B.O.S.


Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

Communication line (www.boscom.com) offers VOIP innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The Connectivity line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

Software Utilities line (www.printbos.com) provides solutions for document design, distribution and management for a wide range of operating systems, including mainframe and UNIX.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC - News), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).


THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                         JUNE 30,      DECEMBER 31,
                                                           2004            2003
                                                         --------        --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                              $  5,316        $  3,872
  Short-term marketable securities                          1,556           1,014
  Trade receivables, net                                      819           1,075
  Other accounts receivable and prepaid expenses              773             317
  Inventories                                                 899             961
                                                         --------        --------
TOTAL CURRENT ASSETS                                        9,363           7,239
                                                         --------        --------
LONG-TERM INVESTMENTS:
  Long term marketable securities                           1,149           1,862
  Severance pay funds                                         698             684
  Investment in a company                                   3,112           3,112
                                                         --------        --------
TOTAL LONG-TERM INVESTMENTS                                 4,959           5,658
                                                         --------        --------
PROPERTY AND EQUIPMENT, NET                                   533             598
                                                         --------        --------
GOODWILL                                                      741             741
                                                         --------        --------
ASSETS RELATED TO DISCONTINUING SEGMENT                         4             119
                                                         --------        --------
TOTAL ASSETS                                             $ 15,600        $ 14,355
                                                         ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long term convertible note       $    234        $      -
  Trade payables                                              548             464
  Employee and payroll accruals                               435             404
  Deferred revenues                                           339             378
  Accrued and other liabilities                               936             911
                                                         --------        --------
TOTAL CURRENT LIABILITIES                                   2,492           2,157
                                                         --------        --------
LONG TERM LIABILITIES:
  Long term Convertible note                                1,669               -
  Accrued severance pay                                       986             951
                                                         --------        --------
TOTAL LONG TERM LIABILITIES                                 2,655             951
                                                         --------        --------

LIABILITIES RELATED TO DISCONTINUING SEGMENT                  260             374
                                                         --------        --------

SHAREHOLDERS' EQUITY:
  Share capital                                             4,309           4,309
  Additional paid-in capital                               43,259          43,097
  Accumulated deficit                                     (37,375)        (36,533)
                                                         --------        --------
TOTAL SHAREHOLDERS' EQUITY                                 10,193          10,873
                                                         --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 15,600        $ 14,355
                                                         ========        ========



CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS




                                                         SIX MONTHS ENDED             THREE MONTHS ENDED         YEAR ENDED
                                                              JUNE 30,                      JUNE 30,             DECEMBER 31,
                                                     --------------------------    --------------------------    -----------
                                                        2004           2003           2004           2003            2003
                                                     -----------    -----------    -----------    -----------    -----------
Revenues                                             $     2,586    $     2,897    $     1,397    $     1,487    $     5,728
Cost of revenues                                           1,236            918            717            464          1,794
Non recurring royalty reversal                                 -              -              -              -           (339)
                                                     -----------    -----------    -----------    -----------    -----------

Gross profit                                               1,350          1,979            680          1,023          4,273
                                                     -----------    -----------    -----------    -----------    -----------

Operating expenses:
  Research and development                                   941          1,263            518            656          2,129
    Less - grants and participation                         (211)             -           (211)             -           (283)
  Selling and marketing                                      637          1,725            345            843          2,178
  General and administrative                                 815            705            408            294          1,317
   Restructuring and related costs                             -            267              -            267            678
                                                     -----------    -----------    -----------    -----------    -----------

Total operating expenses                                   2,182          3,960          1,060          2,060          6,019
                                                     -----------    -----------    -----------    -----------    -----------

Operating loss                                              (832)        (1,981)          (380)        (1,037)        (1,746)
Financial income (expenses), net                               8             13             (7)            18            109
Other income (expenses), net                                   -             50              -             50           (795)
                                                     -----------    -----------    -----------    -----------    -----------

Net loss from continuing segments                           (824)        (1,918)          (387)          (969)        (2,432)
                                                     -----------    -----------    -----------    -----------    -----------

Net earning (loss) related to discontinuing
  segment                                                    (18)         1,672            (18)           165          2,036
                                                     -----------    -----------    -----------    -----------    -----------

Net loss                                             $      (842)   $      (246)          (405)          (804)          (396)
                                                     ===========    ===========    ===========    ===========    ===========
Basic and diluted net loss per share from
  continuing segment                                 $     (0.20)   $     (0.55)   $     (0.10)   $     (0.25)   $     (0.66)
                                                     ===========    ===========    ===========    ===========    ===========

Basic and  diluted  net  earning  per  share  from
  discontinuing segment                              $         -    $      0.48    $         -    $      0.04    $      0.55
                                                     ===========    ===========    ===========    ===========    ===========
Basic and diluted net loss per share                 $     (0.20)   $     (0.07)   $     (0.10)   $     (0.21)   $     (0.11)
                                                     ===========    ===========    ===========    ===========    ===========

Weighted average number of shares used in
  computing  basic and diluted net earning (loss)
  per share                                            4,162,126      3,488,019      4,162,126      3,804,156      3,683,058
                                                     ===========    ===========    ===========    ===========    ===========
